UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Carbon Country LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 12, 2024

Physical address of issuer
9805 WILDEN LN , Potomac, MD 20854

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	1,560,117.62	968,537.86
Cash & Cash Equivalents	209,601.95	68,464
Accounts Receivable	0	0
Short-term Debt	90,636.95	28,799.28
Long-term Debt	1,210,487.60	525000
Revenues/Sales	18,921.17	0
Cost of Goods Sold	34,047.22	0
Taxes Paid	275	0
Net Income	-325,819.97	-178,261.42

November 4, 2026

FORM C-AR

Carbon Country LLC


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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Carbon Country LLC , a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.carboncountry.us no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is November 4, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Carbon Country LLC (the "Company") is a Delaware Limited Liability Company, formed on February 12, 2024.

The Company is located at 9805 WILDEN LN , Potomac, MD 20854.

The Company's website is www.carboncountry.us .

The information available on or through our website is not a part of this Form C-AR.

The Business

Carbon Country is focused on transforming the economics of smallholder farms by adding agrivoltaics (solar over farming) and carbon removal. They improve project economics by stacking uncorrelated income streams on top of tax advantaged rural real estate. Carbon Country owns the land and all of the operating assets and will be rolling them up into a REIT structure.

RISK FACTORS

Risks Related to the Company's Business and Industry

Payment Waterfall and Reserve Account Limitations
Repayments follow a strict Payment Waterfall. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on shareholder loans and new financing. Delays in securing follow-on capital could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Agrivoltaics, solar permitting, interconnection, and Maryland program rules may change. Adverse developments could impact project timing, economics, or feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Collateral Liquidity Risk

If any collateral is provided to support the Notes, such collateral may be limited in scope, may be subject to prior liens, and may be difficult or time-consuming to realize upon in an enforcement scenario. As a result, investors could experience a partial recovery or no recovery in a default.

Going Concern

An independent accountant's review report includes an emphasis-of-matter regarding going concern. The notes state that certain conditions indicate substantial doubt that the Company will be able to continue as a going concern, and that continuation is dependent on producing revenues and/or obtaining financing.

No Operating Revenue to Date

The statement of operations reports $0 of revenue for the year ended December 31, 2024. The Company may not generate sufficient revenues to service debt.

Existing Indebtedness and Lien Priority

The Company's notes disclose a $525,000 mortgage loan secured by property at 1900 Sandy Point Road, Nanjemoy, Maryland, and additional indebtedness. Any future indebtedness and any existing liens could limit cash available for Note payments and could be senior in right of payment or collateral recovery.

Dependence on Future Capital Raises

The notes describe reliance on crowdfunding financing to fund operations. If future capital is not raised when needed, project milestones may be delayed and repayment of the Notes may be impaired.

Interconnection and Upgrade Cost Risk

Project economics may be sensitive to interconnection requirements, upgrade scope, and upgrade timing which can be uncertain and can change after studies or utility determinations.

Program and Grant Reimbursement Risk

If any portion of project funding depends on program approvals or reimbursement mechanics, delays, denial, or non-compliance could reduce available funds and affect project completion.

Execution Risk in Early Development

The project is in development and early construction readiness. Permitting, engineering, procurement, and contractor performance risks could delay commercial operations and reduce cash available for debt service.

Digital Asset and Technology Risk

The balance sheet reports a digital asset. Digital asset values can be volatile, and crypto-related activities may be subject to evolving regulation and operational risks.

Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. If the Project fails to secure construction financing or tax equity investment, the Issuer may not have sufficient funds to repay principal at maturity.

No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful project advancement.

Use of Funds Risk

Proceeds will fund the purchase of equipment, amongst other things. These activities do not generate revenue and are dependent on the Issuer's ability to raise future capital and execute the Project.

Collateral Liquidity Risk

The collateral securing the Notes will consist primarily of development-stage project assets and equipment-related collateral, including equipment purchased with Offering proceeds and certain related project rights (such as interconnection-related rights and refundable deposits, and assignable project contracts, if any). This collateral may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Carbon Country is focused on transforming the economics of smallholder farms by adding agrivoltaics (solar over farming) and carbon removal. They improve project economics by stacking uncorrelated income streams on top of tax advantaged rural real estate. Carbon Country owns the land and all of the operating assets and will be rolling them up into a REIT structure.

Business Plan

This offering will support the initial phase of Carbon Country's agrivoltaic operations at the Nanjemoy Pastures Farm in Maryland. The project builds upon previously completed solar and battery infrastructure at the site (105 kW solar and 40 kW battery) and advances Carbon Country's strategy of integrating renewable energy production with active agricultural use.

The expansion will fund additional distributed solar capacity and related development costs, including engineering, interconnection, permitting, and construction expenses. The system is designed to generate on-site clean energy while maintaining continued agricultural productivity through sheep grazing beneath the solar array.

Agrivoltaic projects combine renewable energy generation with farmland preservation, enabling:
Dual-use land efficiency (energy production alongside livestock operations)
Diversified revenue streams from energy production and agricultural activity
Enhanced long-term asset value of rural real estate
Reduced exposure to commodity price volatility

The Nanjemoy project forms part of Carbon Country's broader strategy to aggregate and operate rural energy assets with the long-term objective of rolling stabilized projects into a real estate investment trust (REIT) structure.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Co-Founder, Feb 2024 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Chief Executive Officer, Co-Founder Employer: Carbon Country, LLC Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland. Dates of Service: Feb 2024 – Present Mark Smith is the Chief Executive Officer and Co-Founder of Carbon Country. Prior to co-founding Carbon Country, he led international government affairs for Clorox brands and worked in policy and business strategy roles spanning sustainability, trade, and energy innovation.

Education

Education: B.A., Government, College of William & Mary; M.B.A., International Business, Georgetown University.

Name

Josh Phelps

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Co-Founder, Feb 2024 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Vice President, Co-Founder Employer: Carbon Country, LLC Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland. Dates of Service: Feb 2024 – Present Josh Phelps is a Co-Founder of Carbon Country and serves in an executive role (VP). His experience spans operations, logistics, and project execution, including disaster relief operations and other operational leadership roles.

Education

Education: B.A., English Literature & Language, University of Virginia.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Co-Founder, Feb 2024 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Chief Executive Officer, Co-Founder Employer: Carbon Country, LLC Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland. Dates of Service: Feb 2024 – Present Mark Smith is the Chief Executive Officer and Co-Founder of Carbon Country. Prior to co-founding Carbon Country, he led international government affairs for Clorox brands and worked in policy and business strategy roles spanning sustainability, trade, and energy innovation.

Education

Education: B.A., Government, College of William & Mary; M.B.A., International Business, Georgetown University.

Name

Josh Phelps

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Co-Founder, Feb 2024 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Title: Vice President, Co-Founder Employer: Carbon Country, LLC Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland. Dates of Service: Feb 2024 –

Present Josh Phelps is a Co-Founder of Carbon Country and serves in an executive role (VP). His experience spans operations, logistics, and project execution, including disaster relief operations and other operational leadership roles.

Education

Education: B.A., English Literature & Language, University of Virginia.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Mortgage
Name of creditor	Sandy Point Sellers Note
Amount outstanding	$519,600.00
Interest rate and payment schedule	6.5% fixed. Interest-only monthly payments for the first five years, about $2,815/month.
Amortization schedule	Interest-only for five years from the 2024 origination. After that it converts to a 30-year amortization on the $519,600 balance.
Describe any collateral or security	Sandy point property
Maturity date	
Other material terms	

Type of debt	Seller-financed promissory note
Name of creditor	Sellers of the Smallwood Church Rd. property
Amount outstanding	$267,511.05.
Interest rate and payment schedule	7.5% fixed; $1,887.88 monthly principal and interest
Amortization schedule	The original $270,000 is amortized over 30 years. The remaining balance, about $261,900, is due as a balloon at month 36.
Describe any collateral or security	Property
Maturity date	December 31, 2027
Other material terms	

Type of debt	Term Loan
Name of creditor	Enduring Planet, Inc.
Amount outstanding	219,000
Interest rate and payment schedule	16.5% per year, per the 8/15/2025 term sheet
Amortization schedule	None. Principal is due in full at maturity, to be repaid from Maryland Energy Administration grant proceeds.
Describe any collateral or security	
Maturity date	
Other material terms	Funded in two tranches: $130,000 in September 2025 and $205,000 in December 2025. Each had a 1.5% closing fee, $5,025 in total.

Type of debt	Convertible Notes
Name of creditor	Investors in the company's Reg CF note offering on Vicinity Capital
Amount outstanding	$114,240.00 principal plus $1,053.30 accrued interest. The balance sheet shows $88,376.55, which is net of $26,916.75 in issuance costs.
Interest rate and payment schedule	8% per year, accruing, with no cash payments
Amortization schedule	None
Describe any collateral or security	Unsecured
Maturity date	
Other material terms	Converts at the lower of a $10M post-money cap or a 20% discount to the next priced round

Type of debt	Convertible Notes
Name of creditor	Jordan Jarrett
Amount outstanding	$75,000
Interest rate and payment schedule	8% per year, accruing, with no cash payments
Amortization schedule	None
Describe any collateral or security	Unsecured
Maturity date	
Other material terms	Converts at the lower of a $10M post-money cap or a 20% discount to the next priced round

The total amount of outstanding debt of the company is $1,195,351.05.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Notes	$189,240		Phase 1 project development and related costs, including permitting, interconnection, and construction readiness expenses.	November 21, 2025	Regulation CF
Promissory Notes	TBD	$TBD	Origination fee, servicing fee, commitment fee, payment reserve	February 20, 2026	Regulation CF

Ownership

A majority of the Company is owned by Mark Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Mark Smith	69.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Financial Milestones & Anticipated Revenues The Company was formed in Delaware on February 12, 2024. The notes state the Company is focused on integrating agrivoltaics, carbon removal, and cryptocurrency mining to create value through renewable energy, regenerative agriculture, and carbon credits. The notes state the Company planned to conduct a crowdfunding campaign under Regulation Crowdfunding in 2026 to raise operating capital. Revenue for the year ended December 31, 2025, was $18,921. The financial statements do not disclose any anticipated revenues, revenue timing, or whether future revenues would be recurring or non-recurring.

Management's objective is to move the Company's projects from construction to recurring cash flow and to fund the next phase of development, while reducing operating losses. Management intends to take the following steps: Increase solar revenue from operating assets across the Company's two Charles County, Maryland farms. Management intends to optimize production, battery dispatch and net-metering value from these systems. Place Phase 2 solar in service and monetize its tax credit. The Company intends to complete Phase 2 and sell the resulting investment tax credit through the tax credit transfer market. Generate carbon removal revenue. The Company intends to close its first carbon removal prepurchase agreements, building on an existing offtake and state clearance for a wood vaulting pilot. Advance the biochar project. It intends to obtain the required state permits and execute a definitive build-operate-transfer agreement with Pyronexus for its biochar reactors.

Liquidity and Capital Resources

On November 21, 2025 the Company conducted an offering pursuant to Regulation CF and raised .

On February 20, 2026 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We are currently raising a convertible note at a $10M pre-

Capital Expenditures and Other Obligations

Material Changes and Other Information

Carbon Country has reach agreement with Charles County permitting authorities on a Zoning Text Law Amendment to make biochar an accesory use for agriculture and we have a hearing before the planning commission on December 7, 2026. After that the issue will go to the county commision. Passage of the ZTA is the gate keeping item for movement of our state permit.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Mark Smith & Josh Phelps
Relationship to the Company	CEO and Co-Founder & VP
Total amount of money involved	Partner Loan, Mark Smith Type of debt: Loan from member (related party) Name of creditor: Mark Smith, co-founder and CEO Amount outstanding: $35,400.00 Interest rate and payment schedule: No interest accrued and no fixed payments. Was there interest? Amortization schedule: None Collateral or security: Unsecured Maturity date: No stated maturity, due on demand Other material terms: Related-party loan from an officer and member Partner Loan
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash to operate
Description of the transaction	Received a loan from a founder
Related Person/Entity	Josh Phelps
Relationship to the Company	Co-Founder, VP
Total amount of money involved	Josh Phelps Same terms as #5. Amount outstanding: $13,700.00 Other material terms: Related party (co-founder). A $5,000 payment in November 2025 was reclassified as a partial repayment of this loan.
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash to operate
Description of the transaction	Josh Phelps loan: $13,700.00 Other material terms: Related party (co-founder). A $5,000 payment in November 2025 was reclassified as a partial repayment of this loan.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark Smith
(Signature)

Mark Smith
(Name)

CEO and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Carbon Country LLC
Balance Sheet
As of Dec 31, 2025

	Tc
	As of Dec 31, 2025
Assets	
Current Assets	
Bank Accounts	
1010 Initiate Business Checking® (0174) - 1	209,601.95
Total for Bank Accounts	**209,601.95**
Other Current Assets	
1200 Livestock Inventory	10,500.00
1210 Crypto Holdings	32,701.25
1300 Investor Commitment	0.00
1310 Prepaid expenses	1,259.81
Total for Other Current Assets	**44,461.06**
Total for Current Assets	**254,063.01**
Fixed Assets	
1400 Vehicles	
1401 Farm Truck	41,982.51
1402 Accumulated depreciation - Farm Truck	(13,294.49)
1403 ATV	14,591.81
1404 Accumulated depreciation - ATV	(4,377.56)
1405 Trailer	2,499.00
1406 Accumulated depreciation - Trailer	(749.70)
Total for 1400 Vehicles	**40,651.57**
1410 Long-term investments - Real Estate	
1411 Property 1	0.00
1411.1 Land	251,452.84
1411.2 Buildings	419,088.08
1411.3 Accumulated depreciation - Buildings	(17,014.26)
Total for 1411 Property 1	**653,526.66**
1412 Property 2	
1412.1 Land	358,242.47
1412.2 Improvements	13,500.00
1412.3 Accumulated depreciation - Improvements	(327.29)
Total for 1412 Property 2	**371,415.18**
Total for 1410 Long-term investments - Real Estate	**1,024,941.84**
1420 Machinery & Office Equipment	
1421 Tools, Machinery & Office Equipment	26,378.60
1422 Accumulated depreciation - Machinery & Office Equipment	(4,402.16)
Total for 1420 Machinery & Office Equipment	**21,976.44**
1430 Mining Equipments	

1431 Mining Equipment	62,848.53
1432 Accumulated depreciation - Mining Equipments	(12,956.20)
Total for 1430 Mining Equipments	**49,892.33**
1440 Solar Power System	
1441 Solar - Work In Progress	168,592.43
Total for 1440 Solar Power System	**168,592.43**
1480 Accumulated depreciation	0.00
Total for Fixed Assets	**1,306,054.61**
Total for Assets	**1,560,117.62**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	3,271.22
Total for Accounts Payable	**3,271.22**
Other Current Liabilities	
2100 Vehicle Loans	
2101 Farm Truck Loan	15,604.43
2102 ATV Loan	5,759.67
2103 Trailer Loan	0.00
Total for 2100 Vehicle Loans	**21,364.10**
2150 Partner Loans	
2151 Joshua Phelps	13,700.00
2152 Mark Smith	35,400.00
Total for 2150 Partner Loans	**49,100.00**
2250 Granite Protocol Loan	6,493.50
2260 Accrued Expenses	4,000.08
2270 Accrued Loan Payable	1,986.88
2280 Tractor Supply Co	4,421.17
Total for Other Current Liabilities	**87,365.73**
Total for Current Liabilities	**90,636.95**
Long-term Liabilities	
2400 Mortgage 1900 Sandy Point Rd.	519,600.00
2450 Commercial Balloon Note (Maryland Property)	267,511.05
2500 Enduring Planet Inc	335,000.00
2600 Convertible Notes	
2601 Convertible Notes Payable	114,240.00
2602 Accrued Interest Payable - Convertible Notes	1,053.30
2603 Convertible Notes - Debt Issuance Costs	(26,916.75)
Total for 2600 Convertible Notes	**88,376.55**
Total for Long-term Liabilities	**1,210,487.60**
Total for Liabilities	**1,301,124.55**
Equity	
3100 Partner investments	330,500.00
3200 Preferred Members	405,000.00
3250 Equity Offering Costs	
3300 Retained Earnings	(150,686.96)
Net Income	(325,819.97)
Total for Equity	**$258,993.07**
Total for Liabilities and Equity	**$1,560,117.62**

otal
As of Dec 31, 2024 (PY)
68,463.53
68,463.53
8,000.00
129,500.00
137,500.00
205,963.53
41,982.51
14,591.81
2,499.00
59,073.32
$0.00
251,452.84
419,088.08
670,540.92
7,500.00
7,500.00
678,040.92
22,217.20
22,217.20

19,479.86
19,479.86
$0.00
-16,236.97
762,574.33
968,537.86
$0.00
20,765.47
7,034.81
999
$28,799.28
$0.00
$28,799.28
$28,799.28
525,000.00
$0.00
$525,000.00
$553,799.28
330,500.00
262,500.00
(178,261.42)
$414,738.58
$968,537.86